UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Autodesk, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

052769106

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Pascal W. Di Fronzo

Senior Vice President, General Counsel and Secretary

Autodesk, Inc.

111 McInnis Parkway

San Rafael, CA 94903

(415) 507-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven E. Bochner, Esq.

David S. Thomas, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$27,300,114	$839

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $27,300,114 as of May 31, 2007, calculated based on a Black-Scholes-Merton option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Autodesk, Inc., a Delaware corporation (“Autodesk” or the “Company”), to amend certain outstanding options and receive a cash payment as set forth under the Offer to Amend the Exercise Price of Certain Options dated June 4, 2007 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address.

The name of the issuer is Autodesk, Inc., a company organized under the laws of the State of Delaware, and the address of its principal executive office is 111 McInnis Parkway, San Rafael, California 94903. Autodesk’s telephone number is (415) 507-5000. The information set forth in the Offer to Amend under Section 10, “Information concerning the Company,” is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by Autodesk to holders of certain outstanding options to purchase its common stock granted under the Company’s 1996 Stock Plan or the Nonstatutory Stock Option Plan (the “Stock Plans”), to amend certain of their outstanding options to purchase Autodesk common stock and receive a cash payment as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the communication to all eligible employees from Pascal W. Di Fronzo, dated June 4, 2007, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Form attached hereto as Exhibit (a)(1)(C).

As of June 4, 2007, there were options to purchase 3,992,346 shares of Autodesk common stock outstanding and eligible to participate in this Offer.

(c)	Trading market and price.

The information with respect to the Company’s common stock set forth in the Offer to Amend under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material terms.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers,” “Eligibility” (Section 1), “Number of options and amount of consideration; expiration date” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment, issuance of cash payments, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Cash payment and terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States federal income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)	Purchases.

None of the members of Autodesk’s Board of Directors or Autodesk’s executive officers may participate in the offer. The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e)	Agreements involving the subject company’s securities.

The information set forth in the Offer to Amend under Section 9, “Cash payment and terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. The eligible option plans and related option agreements are incorporated herein by reference as Exhibits (d)(1) through (d)(4) and contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and Section 3, “Purposes of the offer” is incorporated herein by reference.

(b)	Uses of securities acquired.

The information set forth in the Offer to Amend under Section 6, “Acceptance of options for amendment, issuance of cash payments, and amended options,” and Section 12, “Status of options amended by us in the offer; accounting consequences of the offer,” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Amend under Section 3, “Purpose of the offer,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Sources of funds.

The information set forth in the Offer to Amend under Section 9, “Cash payment and terms of amended options,” and Section 16, “Fees and expenses,” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Amend under Section 7, “Conditions of the offer,” is incorporated herein by reference.

(d)	Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities ownership.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial information.

The information set forth in the Offer to Amend under Section 10, “Information concerning the Company,” and under Section 18, “Financial statements,” is incorporated herein by reference.

(b)	Pro forma information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.

(b)	Other material information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated June 4, 2007

(a)(1)(B)	Communications to all eligible employees from Pascal W. Di Fronzo, dated June 4, 2007

(a)(1)(C)	Tender offer election agreement

(a)(1)(D)	Form of addendum

(a)(1)(E)	Forms of confirmation of election to accept offer and confirmation of election not to participate in offer

(a)(1)(F)	Forms of reminder emails to employees

(a)(1)(G)(i)	Form of promise to make cash payment and option amendment to U.S. employees

(a)(1)(G)(ii)	Form of promise to make cash payment and option amendment to Canadian employees

(a)(1)(H)	Screen shots of offer website at http://zelda.autodesk.com

(a)(1)(I)(i)	Option holder presentation materials to U.S. employees

(a)(1)(I)(ii)	Option holder presentation materials to Canadian employees (English)

(a)(1)(I)(iii)	Option holder presentation materials to Canadian employees (French translation of Exhibit (a)(1)(I)(ii))

(b)	Not applicable

(d)(1)	1996 Stock Plan (incorporated by reference to Exhibit 10.1 filed with the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005)

(d)(2)	Registrant’s 1996 Stock Plan Forms of Agreement (incorporated by reference to Exhibit 10.5 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 2005)

(d)(3)	Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.4 filed with the Registrant’s Report on Form 10-Q for the fiscal quarter ended July 31, 2004)

(d)(4)	Nonstatutory Stock Option Plan Forms of Agreement (incorporated by reference to Exhibit 10.4 filed with the Registrant’s Report on Form 10-Q for the fiscal quarter ended July 31, 2004)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUTODESK, INC.

/s/ CARL BASS
Carl Bass
Chief Executive Officer and President

Date: June 4, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated June 4, 2007

(a)(1)(B)	Communications to all eligible employees from Pascal W. Di Fronzo, dated June 4, 2007

(a)(1)(C)	Tender offer election agreement

(a)(1)(D)	Form of addendum

(a)(1)(E)	Forms of confirmation of election to accept offer and confirmation of election not to participate in offer

(a)(1)(F)	Forms of reminder emails to employees

(a)(1)(G)(i)	Form of promise to make cash payment and option amendment to U.S. employees

(a)(1)(G)(ii)	Form of promise to make cash payment and option amendment to Canadian employees

(a)(1)(H)	Screen shots of offer website at http://zelda.autodesk.com

(a)(1)(I)(i)	Option holder presentation materials to U.S. employees

(a)(1)(I)(ii)	Option holder presentation materials to Canadian employees (English)

(a)(1)(I)(iii)	Option holder presentation materials to Canadian employees (French translation of Exhibit (a)(1)(I)(ii))

(b)	Not applicable

(d)(1)	1996 Stock Plan (incorporated by reference to Exhibit 10.1 filed with the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005)

(d)(2)	Registrant’s 1996 Stock Plan Forms of Agreement (incorporated by reference to Exhibit 10.5 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 2005)

(d)(3)	Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.4 filed with the Registrant’s Report on Form 10-Q for the fiscal quarter ended July 31, 2004)

(d)(4)	Nonstatutory Stock Option Plan Forms of Agreement (incorporated by reference to Exhibit 10.4 filed with the Registrant’s Report on Form 10-Q for the fiscal quarter ended July 31, 2004)

(g)	Not applicable

(h)	Not applicable